February 5, 2014

Via EDGAR Correspondence

Mr. Gus Rodriguez

Securities & Exchange Commission

Washington, D.C. 20549

Re:	Comment Letter dated January 23, 2014, Related to File No. 001-34653

Dear Mr. Rodriguez:

We have reviewed the letter referred to above and respectfully provide the following responses:

Form 10-Q filed for the Period Ended September 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Trends and Developments – Asset Quality, page 32

1.	We note your response to prior comment three in our letter dated December 30, 2013. Please provide us with and revise future filings to address the following:

•	The total amount of TDR’s at each period end by loan type, accrual status, the amount that is considered impaired, the amount charged-off during the period and any valuation allowance at period end;

The following table and commentary provides the requested information regarding the Company’s troubled debt restructurings.

Troubled Debt Restructurings by Loan Type

(Dollars in Thousands)

As of or for the Three Months Ended September 30, 2013	Accruing	Non-accrual	Total	Valuation Allowance	Charge-offs
Real estate	$19,404	$39,764	$59,168	$5,844	$354
Consumer	963	209	1,172	—	—
Commercial	1,572	1,624	3,196	514	42
Agricultural	—	12	12	—	—

Total	$21,939	$41,609	$63,548	$6,358	$396

As of or for the Three Months Ended June 30, 2013	Accruing	Non-accrual	Total	Valuation Allowance	Charge-offs
Real estate	$20,445	$41,354	$61,799	$6,077	$58
Consumer	979	214	1,193	—	—
Commercial	1,743	2,948	4,691	789	—
Agricultural	239	17	256	—	—

Total	$23,406	$44,533	$67,939	$6,866	$58

As of or for the Three Months Ended March 31, 2013	Accruing	Non-accrual	Total	Valuation Allowance	Charge-offs
Real estate	$32,676	$37,030	$69,706	$2,835	$1,271
Consumer	1,113	220	1,333	—	—
Commercial	1,759	2,172	3,931	792	—
Agricultural	239	20	259	—	—

Total	$35,787	$39,442	$75,229	$3,627	$1,271

As of or for the Three Months Ended December 31, 2012	Accruing	Non-accrual	Total	Valuation Allowance	Charge-offs
Real estate	$28,451	$43,005	$71,456	$2,415	$3,283
Consumer	1,236	226	1,462	—	—
Commercial	2,006	1,410	3,416	371	80
Agricultural	239	24	263	—	—

Total	$31,932	$44,665	$76,597	$2,786	$3,363

As of or for the Three Months Ended September 30, 2012	Accruing	Non-accrual	Total	Valuation Allowance	Charge-offs
Real estate	$31,910	$52,297	$84,207	$5,392	$3,477
Consumer	1,278	230	1,508	—	—
Commercial	2,001	2,385	4,386	795	—
Agricultural	239	70	309	—	—

Total	$35,428	$54,982	$90,410	$6,187	$3,477

All troubled debt restructurings, with the exception of consumer loans, are considered impaired. Consumer loans, which include direct and indirect installment and credit card loans, are monitored for performance and are generally charged-off prior to becoming 180 days past due unless the loan is adequately secured and collection is assured. Consumer loans modified in troubled debt restructuring are not significant.

The information in the above table, with the exception of amounts charged-off during the period, is included in the Company’s impaired loan disclosures made in accordance with ASC 310-10-50-15. These disclosures, which are included in footnote 3 to the unaudited consolidated financial statements included in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2013, are made in aggregate for all loans that meet the definition of an impaired loan. Impaired loans include accruing troubled debt restructurings, loans risk rated as doubtful and all loans placed on non-accrual status (including non-accruing troubled debt restructurings), except for consumer loans. In the same footnote, the Company discloses in aggregate for each period presented in the financial statements, the total amount of troubled debt restructurings, the amount of troubled debt restructurings on accrual status and the amount of troubled debt restructurings on non-accrual status.

Loan charge-offs, including charge-offs of loans modified in troubled debt restructuring, are disclosed by loan type in footnote 4 to the unaudited consolidated financial statements included in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2013. Individually significant loan charge-offs, including charge-offs of loans modified in troubled debt restructuring, are discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s quarterly and annual reports filed on Forms 10-Q and 10-K.

Company management does not believe that segregating troubled debt restructurings from total impaired loans or segregating charge-offs of troubled debt restructurings from total loan charge-offs is required. Further, Company management believes its disclosures related to impaired loans, troubled debt restructurings and loan charge-offs provide sufficient relevant information for investors to assess the financial condition and results of operations of the Company. Accordingly, the Company requests that it not be required to make the requested TDR-specific disclosures.

The Company will clarify in future filings that both accruing and non-accruing loans modified in troubled debt restructurings are included in the impaired loan table presented in the footnote and include a cross-reference from non-performing loan and troubled debt restructuring discussions included in Management’s Discussion and Analysis to the footnote disclosures.

•	Your policy for removing loans from non-performing and TDR classifications and indicate if you measure credit impairment for the loans using the guidance in ASC 310-10-35;

The Company returns non-performing loans to accrual status when all principal and interest amounts contractually due are brought current and when, in the opinion of management, the loans are estimated to be fully collectible as to both principal and interest. Non-performing loans returned to accrual status that are not troubled debt restructurings are no longer deemed impaired, and therefore are evaluated for impairment using the guidance in ASC 450.

Loans modified in troubled debt restructurings are returned to accrual status when the borrower demonstrates sustained repayment performance under the terms of the restructuring agreement for a reasonable period of time of at least six months and management is reasonably assured of the borrower’s future performance. Loans modified in troubled debt restructurings that meet these performance criteria and that were restructured with an interest rate equal to or greater than the rate that the Company was willing to accept at the time of the restructuring for a new loan with comparable risk are no longer disclosed as a troubled debt restructuring, although they continue to be individually evaluated for impairment in accordance with the guidance in ASC 310-10-35.

The Company’s policies for removing loans from non-performing and troubled debt restructuring status are described in footnote 3 to unaudited consolidated financial statements included in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2013.

The Company’s future filings will include a cross-reference from non-performing loan and troubled debt restructuring discussions included in Management’s Discussion and Analysis to the footnote disclosure. Further, the Company’s future filings will clearly state that non-performing loans returned to accrual status are no longer deemed impaired. In addition, footnote 3 of the Company’s quarterly unaudited financial statements in future filings will include a statement that troubled debt restructurings meeting the criteria for removal from troubled debt restructuring disclosures continue to be treated as impaired loans and are individually evaluated for impairment.

•	Tell us whether you modified any loans that were not accounted for as TDRs. If so, tell us how you determined that they should not be classified as a TDR. Disclose the amount of loans modified and not accounted for as TDRs during each period presented; and

Modifications of performing loans are made in the ordinary course of business and are completed on a case-by-case basis as negotiated with the borrower. These modifications are not considered to be troubled debt restructurings if, at the time of modification, the debtor is currently servicing the loan, the debtor can refinance from another source at a current “non-troubled borrower” interest rate and the modification is made solely for competitive reasons, to reflect a decrease in market interest rates and/or the modifications are the result of balanced negotiations with the borrower to better align the borrowing terms with the borrower’s business needs. All loan modifications are subject to loan approval authority limits established at the individual, branch and market level and are reviewed for TDR classification at the time of modification. In addition, all modifications of criticized loans in excess of $500,000 are reviewed by the Company’s credit department for TDR classification. The Company does not capture reporting data for loan modifications not deemed troubled debt restructurings. Accordingly, the Company requests that it not be required to make the requested disclosure.

•	Provide us with the amount of TDR’s which were eliminated from prior period balances as well as the ratios (i.e. previous and revised) for the affected periods as a result of this change.

The following table presents the amount of troubled debt restructurings eliminated from all prior period balances presented in the Company’s Form 10-Q for the quarter ended

September 30, 2013, and each non-performing asset ratio as stated in prior year filings and as revised to conform to current year presentation.

Non-performing Assets

(Dollars in Thousands)

	December 31, 2012	September 30, 2012	% Change from Prior Quarter
Total non-performing loans, as revised	$110,076	$127,270	-14%
add back: accruing troubled debt restructurings removed from non-performing loan status	31,932	35,428

Total non-performing loans, as previously reported	$142,008	$162,698	-13%

Non-performing loans to total loans, as revised	2.61%	3.04%	-14%
Non-performing loans to total loans, as previously reported	3.36%	3.89%	-14%
Non-performing assets to total loans and OREO, as revised	3.35%	3.96%	-15%
Non-performing assets to total loans and OREO, as previously reported	4.10%	4.80%	-15%
Non-performing assets to total assets, as revised	1.85%	2.24%	-17%
Non-performing assets to total assets, as previously reported	2.26%	2.72%	-17%

The Company’s future filings will include the amount of troubled debt restructurings which were eliminated from prior period balances and the previously reported ratios for each period affected as a result of this change.

Additionally, in future filings, the Company will undertake to expand the nonperforming asset table included in Management’s Discussion and Analysis to include accruing troubled debt restructurings as follows:

Non-performing Assets and Troubled Debt Restructurings

(Dollars in Thousands)

	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012
Non-performing loans:
Non-accrual loans	$94,015	$103,729	$98,594	$107,799	$122,931
Accruing loans past due 90 days or more	2,188	1,742	1,941	2,277	4,339

Total non-performing loans	96,203	105,471	100,535	110,076	127,270
OREO	18,537	22,782	32,470	32,571	39,971

Total non-performing assets	$114,740	$128,253	$133,005	$142,647	$167,241

Troubled debt restructurings not included above	$21,939	$23,406	$35,787	$31,932	$35,428

Non-performing loans to total loans	2.22%	2.45%	2.38%	2.61%	3.04%
Non-performing assets to total loans and OREO	2.64%	2.97%	3.12%	3.35%	3.96%
Non-performing assets to total assets	1.53%	1.76%	1.79%	1.85%	2.24%

Please contact Laura Bailey at 406-255-5319 or our legal counsel, Gregory E. Lindley, Holland & Hart LLP at 801-799-5829 with any additional comments or questions you may have.

Sincerely,

FIRST INTERSTATE BANCSYSTEM, INC.

By:	/s/ KEVIN P. RILEY
Kevin P. Riley
Executive Vice President and
Chief Financial Officer